MicroCloud Hologram Inc.

June 20, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Melissa Kindelan
Kathleen Collins

Re:	MicroCloud Hologram Inc.

Form 20-F for the fiscal year ended December 31, 2024

Response dated June 16, 2025

File No. 001-40519

Ladies and Gentlemen:

MicroCloud Hologram Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 17, 2025 regarding its Form 20-F filed on March 21, 2025.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference, and the Company’s responses are set forth immediately below the Comments.

Form 20-F for the fiscal year ended December 31, 2024

General

1.	We note from your response to prior comment 2, Lucky Monkey and Tiger Initiatives executed their Convertible Note Agreements on August 12, 2024 and converted such Notes on February 14, 2025. Please tell us the amount of the Notes issued to each party. Also, tell us how such Notes are reflected in the December 31, 2024 balance sheet and where you include a discussion of such Notes in the financial statement footnotes.

Response:

The Company respectfully advises the Staff as follows:

1)	Pursuant to the Convertible Note Agreement executed on August 12, 2024, the total principal amount of the notes was capped at USD 30,000,000. On August 15, 2024, Notes amounting to USD 8,000,000 and USD 10,000,000 were issued to Lucky Monkey and Tiger Initiative, respectively. An additional USD 8,000,000 in Notes (USD 3,000,000 to Lucky Monkey and USD 5,000,000 to Tiger) were issued in 2025 and converted into Class B ordinary shares on February 14, 2025.

2)	The USD 18,000,000 Notes issued to Lucky Monkey and Tiger on August 15, 2024, were fully converted into ordinary shares in 2024. As of December 31, 2024, no outstanding balance of convertible notes remained, and thus such notes were not reflected in the December 31, 2024 balance sheet.

3)	The Company has presented the amount and number of shares converted from convertible notes in the Consolidated Statements of Shareholders’ Equity (under “Shares converted from convertible promissory note”) and Consolidated Statements of Cash Flows (under “Convertible bonds exercise of conversion right”). For financial statement footnotes, the accounting policies for convertible notes are detailed in Note 2, and the specific number of shares converted in 2024 is disclosed in Note 14.

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at ivy@mcvrar.com or by phone at +86 (0755) 2291 2036.

Very truly yours,

/s/ Ivy Zhen
Ivy Zhen
Chief Financial Officer